Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition
Released	07:00 03-May-06

RNS Number: 3093C
Wolseley PLC
03 May 2006

NEWS RELEASE
3 May 2006

Wolseley plc

Acquisition update

£49 million spent on three further acquisitions taking total for the year so far to a record £714 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today three further acquisitions for an aggregate consideration of £49 million. In a full year, these acquisitions are expected to add approximately £82 million in additional revenue.

Since the beginning of the financial year on 1 August 2005, a total of 42 businesses in Europe and North America have been acquired for an aggregate consideration of approximately £714 million. These 42 acquisitions are expected to add approximately £1,171 million to Group revenue in a full year. Goodwill and intangible assets related to these acquisitions is estimated to be around £464 million. These totals do not include the recommended offer for Brandon Hire plc which was announced on 28 March 2006.

North America

On 2 May 2006, Stock Building Supply ("Stock") acquired the Efficient Electric, United Electric, United Plumbing and D.S.I., Inc. companies ("Efficient") from Steve Menzies. Efficient Electric and United Electric are installers of electrical services for residential projects in the Las Vegas market; United Plumbing is an installer of plumbing services in the Las Vegas market; and D.S.I., Inc. is an electrical supply house that provides electrical products to electrical installers. The activities complement Stock's turnkey framing construction services in the Las Vegas market. In the year ended 31 December 2005 Efficient had revenue of $94.1 million (£53.3 million) and gross assets of $22.2 million (£12.5 million) at that date.

On 27 April 2006, Ferguson acquired the Davies Water Equipment Company ("Davies") from Gregory Strayer, Greg Huth and Brad Scholl. Davies is a waterworks distributor with three locations in Wisconsin. In the year ended 31 December 2005 Davies had revenue of $49.3million (£27.9 million) and gross assets of $13.2 million (£7.5 million) at that date.

Europe

On 2 May 2006, PBM acquired the trade and assets of the Chelles generalist builders merchant from Borghetto Materiaux which operates under the trademark "BigMat". In 2005 the Chelles branch had revenue of €0.6 million (£0.4 million) and gross assets of €0.1 million (£0.1 million).

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of Acquisitions	Spend
		£ Million

Europe	17	308
North America	25	406
TOTAL	42	714

Charlie Banks, Group Chief Executive of Wolseley said:

"We are delighted to announce these new acquisitions which support our strategy of sector and geographic expansion. Davies takes us for the first time into the waterworks sector in Wisconsin while Efficient positions us to provide turnkey electrical and plumbing installation services to the US high-volume production building industry in the Las Vegas market."

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778187

John English	001 513 771 9000
Director, Investor Relations North America	001 513 328 4900

Media:
Penny Studholme	0118 929 8886
Director of Corporate Communications	07860 553834

Brunswick	020 7404 5959
Andrew Fenwick
Nina Coad

Exchange Rates

The following exchange rate has been used for the acquisition noted above:

£1 = $1.85, £1 = €1.45

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group revenues for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before amortisation of acquired intangibles, was £708 million. Wolseley has more than 65,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –